EXHIBIT 99.01

                                    FORM 10-K
                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             WASHINGTON, D.C. 20429

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                          FDIC certificate number 34452

                                  CAPITAL BANK
             (Exact name of registrant as specified in its charter)

        North Carolina                                      56-2032984
 (State of incorporation)                (I.R.S. Employer Identification Number)

      4400 Falls of Neuse Road                              27609
     Raleigh, North Carolina                             (Zip Code)
(Address of principal executive office)

Registrant's telephone number, including area code:  (919)  878-3100

Securities registered pursuant to Section 12(g) of the Act:

                     Common Stock, $5.00 par value per share
                                (Title of Class)

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

        Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [ ]

        The aggregate market value of the registrant's Common Stock, $5.00 par value per share, as of March 15, 1999, held by those persons deemed by the registrant to be non-affiliates was approximately $22,975,000.

        As of March 15, 1999, there were 2,477,651 shares of the registrant's Common Stock, $5.00 par value per share, outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

Document                                                                               Where Incorporated
--------                                                                                ------------------

1.      Portions of the registrant's Annual Report to Shareholders for the year ended
        December 31, 1998                                                                Part II

2.      Portions of the registrant's Proxy Statement for the Annual Meeting of
        Shareholders to be held on June 17, 1999                                                 Part III

                     Total sequentially-numbered pages - 53.
             Exhibit Index located on sequentially-numbered page 19.

                                  CAPITAL BANK

                           Annual Report on Form 10-K

                                      INDEX


PART I................................................................................................3
   Item 1. Business...................................................................................3
   Item 2. Properties................................................................................12
   Item 3. Legal Proceedings.........................................................................13
   Item 4. Submission of Matters To A Vote Of Security Holders.......................................13
PART II..............................................................................................13
   Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.....................13
   Item 6. Selected Financial Data...................................................................13
   Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.....13
   Item 7A. Quantitative and Qualitative Disclosure About Market Risk................................13
   Item 8. Financial Statements and Supplementary Data...............................................14
PART III.............................................................................................14
   Item 10. Directors and Executive Officers of the Registrant.......................................14
   Item 11. Executive Compensation...................................................................14
   Item 12. Security Ownership of Certain Beneficial Owners and Management...........................14
   Item 13. Certain Relationships and Related Transactions...........................................14
PART IV..............................................................................................15
   Item 14. Exhibits, Financial Statement Schedules, and Reports On Form 8-K.........................15
Forward-Looking Statements...........................................................................16

                                     PART I

ITEM 1.  BUSINESS.

GENERAL

        Capital Bank (the "Bank") was incorporated under the laws of the State of North Carolina on May 30, 1997, and commenced operations as a state-chartered banking corporation on June 20, 1997. The Bank is not a member of the Federal Reserve System and has no subsidiaries. As of December 31, 1998, the Bank had assets of approximately $120.8 million, gross loans outstanding of approximately $81.4 million and deposits of approximately $88.6 million. The Bank's corporate and main office is located at 4400 Falls of Neuse Road, Raleigh, North Carolina 27609, and its telephone number is (919) 878-3100. In addition to the main office, the Bank has two branch offices in Cary and two in Sanford, North Carolina.

        The Bank is a locally-owned community bank engaged in the general commercial banking business in Wake and Lee Counties, North Carolina. Wake County has a diversified economic base, comprised primarily of services, retail trade, government and manufacturing and includes the City of Raleigh, the state capital. Lee County is a significant center for various industries, including agriculture, manufacturing, lumber and tobacco.

        The Bank offers a full range of banking services, including checking accounts, savings accounts, NOW accounts, money market accounts and certificates of deposit; loans for real estate, businesses, agriculture, personal uses, home improvement and automobiles; equity lines of credit; credit cards; individual retirement accounts; safe deposit boxes; bank money orders; electronic funds transfer services including wire transfers; traveler's checks; and free notary services to all Bank customers. In addition, the Bank provides automated teller machine access to its customers for cash withdrawals through nationwide ATM networks. At present, the Bank does not provide the services of a trust department.

RECENT DEVELOPMENTS

        In August of 1998, the Bank announced the formation of Capital Bank Corporation, which will become the holding company for the Bank. In addition, a definitive agreement for Capital Bank Corporation to acquire Home Savings Bank of Siler City, Inc., SSB ("Home Savings") was announced in September of 1998. Home Savings is a North Carolina state savings bank headquartered in Siler City, North Carolina. Both transactions have received regulatory approval and are subject to shareholder approval. The Bank's shareholders' meeting is scheduled for March 26, 1999 and Home Savings' shareholders' meeting is scheduled for March 29, 1999. Management expects each transaction to close in the first quarter of 1999.

LENDING ACTIVITIES AND DEPOSITS

        LOAN TYPES AND LENDING POLICIES. The Bank makes a variety of loans, including loans secured by real estate, loans for commercial purposes and loans to individuals for personal and household purposes. There were no large concentrations of credit to any particular industry. The economic trends of the area served by the Bank are influenced by the significant industries within the region. Consistent with the Bank's emphasis on being a community-oriented financial institution, virtually all the Bank's business activity is with customers located in the Cary, Raleigh and Sanford areas. The ultimate collectibility of the Bank's loan portfolio is susceptible to changes in the market conditions of this geographic region.

        The Bank uses a centralized risk management process to insure uniform credit underwriting that adheres to bank policy. Lending policies are reviewed on a regular basis to confirm that the Bank is prudent in setting its underwriting criteria. Credit risk is managed through a number of methods including loan grading of commercial loans, committee approval of larger loans, and class and purpose coding of loans. Management believes that early detection of credit problems through regular contact with the Banks' clients coupled with consistent reviews of the borrowers' financial condition are important factors in overall credit risk management.

        The following table sets forth, as of December 31, 1998, the approximate composition of the Bank's loan portfolio:

       LOAN TYPE                                                     AMOUNT           PERCENTAGE
       ---------                                                     ------           ----------
                                                                 (IN THOUSANDS)

       Commercial........................................            $62,196             76.3%
       Consumer..........................................             7,379               9.1
       Real Estate.......................................             2,061               2.5
       Equity Lines......................................             9,817              12.1
                                                                      -----              ----

                   Total.................................           $81,453             100.0%
                                                                    =======            =======


        DEPOSITS. The majority of the Bank's customers are individuals and small to medium-size businesses located in Wake and Lee Counties, North Carolina and contiguous areas. The Bank's deposits and loans are well diversified, with no material concentration in a single industry or group of related industries. The management of the Bank does not believe that the deposits or the business of the Bank in general are seasonal in nature. The deposits may, however, vary with local and national economic conditions but not enough, management believes, to have a material effect on planning and policy making. The Bank attempts to control deposit flow through the pricing of deposits and promotional activities. Management believes that the Bank's rates are competitive with those offered by other institutions in Cary, Sanford and Raleigh.

        The following table sets forth the mix of depository accounts at the Bank as a percentage of total deposits as of December 31, 1998:

          Non-interest bearing demand ............................     8.4%
          Interest checking ......................................     5.5
          Market rate investment .................................    18.6
          Savings  ...............................................     2.6
          Time deposits
            Under $100,000........................................    51.8
            Equal to or over $100,000.............................    13.1
                                                                    --------
                                                                     100.0%
                                                                    ========

COMPETITION

        Commercial banking in North Carolina is extremely competitive in large part due to statewide branching. The Bank competes in its market area with some of the largest banking organizations in the state and the country and other financial institutions, such as federally and state-chartered savings and loan institutions and credit unions, as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit. Many of the Bank's competitors have broader geographic markets and higher lending limits than the Bank and are also able to provide more services and make greater use of media advertising.

        The enactment of legislation authorizing interstate banking has caused great increases in the size and financial resources of some of the Bank's competitors. In addition, as a result of interstate banking, out-of-state commercial banks may acquire North Carolina banks and heighten the competition among banks in North Carolina.

        Despite the competition in its market area, the Bank believes that it has certain competitive advantages that will distinguish it from its competition. The Bank believes that its primary competitive advantages are its strong local identity and affiliation with the community and its emphasis on providing specialized services to small and medium-sized business enterprises, as well as professional and upper-income individuals. The Bank offers customers modern, high-tech banking without forsaking community values such as prompt, personal service and friendliness. The Bank offers many personalized services and intends to attract customers by being responsive and sensitive to their individualized needs. The Bank also relies on goodwill and referrals from shareholders and satisfied customers, as well as traditional media to attract new customers. To enhance a positive image in the community, the Bank supports and participates in local events and its officers and directors serve on boards of local civic and charitable organizations.

EMPLOYEES

        At March 15, 1999, the Bank employed 51 persons, of which 48 were full-time and 3 were part-time. None of its employees is represented by any collective bargaining unit. The Bank considers relations with its employees to be good.

SUPERVISION AND REGULATION

        The Bank is extensively regulated under both federal and state law. Generally, these laws and regulations are intended to protect depositors and borrowers, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable law or regulation may have a material effect on the business of the Bank.

        STATE LAW. The Bank is subject to extensive supervision and regulation by the North Carolina Commissioner of Banks (the "Commissioner"). The Commissioner oversees state laws that set specific requirements for bank capital and regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The Commissioner supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and the Bank is required to make regular reports to the Commissioner describing in detail the resources, assets, liabilities and financial condition of the Bank. Among other things, the Commissioner regulates the mergers and consolidations of state-chartered banks, the payment of dividends, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.

        DEPOSIT INSURANCE. As a member institution of the Federal Deposit Insurance Corporation ("FDIC"), the Bank's deposits are insured up to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF"), administered by the FDIC, and each member institution is required to pay semi-annual deposit insurance premium assessments to the FDIC. The BIF assessment rates have a range of 0 cents to 27 cents for every $100 in assessable deposits. Banks with no premium are subject to an annual statutory minimum assessment.

        CAPITAL REQUIREMENTS. The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

        A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. "Tier 1," or core capital, includes common equity, qualifying noncumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions. "Tier 2," or supplementary capital, includes among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant. As of December 31, 1998, the Bank's ratio of Tier 1 capital to risk-weighted assets stood at 24.5% and its ratio of total capital to risk-weighted assets stood at 25.8%. In addition to risk-based capital, banks and bank holding companies are required to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage capital ratio, of at least 4%. As of December 31, 1998, the Bank's leverage capital ratio was 19.8.

        The federal banking agencies have adopted regulations specifying that they will include, in their evaluations of a bank's capital adequacy, an assessment of the Bank's interest rate risk ("IRR") exposure. The standards for measuring the adequacy and effectiveness of a banking organization's IRR management include a measurement of board of director and senior management oversight, and a determination of whether a banking organization's procedures for comprehensive risk management are appropriate for the circumstances of the specific banking organization.

        Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as the measures described under "Federal Deposit Insurance Corporation Improvement Act of 1991" below, as applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends to the shareholders.

        FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991. In December, 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. FDICIA provides for, among other things, (i) publicly available annual financial condition and management reports for certain financial institutions, including audits by independent accountants, (ii) the establishment of uniform accounting standards by federal banking agencies, (iii) the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with greater scrutiny and restrictions placed on depository institutions with lower levels of capital, (iv) additional grounds for the appointment of a conservator or receiver, and (v) restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements. FDICIA also provides for increased funding of the FDIC insurance funds and the implementation of risk-based premiums.

        A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

        FDICIA provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions which fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. FDICIA also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

        MISCELLANEOUS. The dividends that may be paid by the Bank to shareholders are subject to legal limitations. In accordance with North Carolina banking law, dividends may not be paid unless the Bank's capital surplus is at least 50% of its paid-in capital. In addition, the Bank may not, in any case, pay any dividends during its first three years of operation. The Board of Directors does not anticipate that the Bank will declare any dividends for the foreseeable future.

        Shareholders of banks may be compelled by bank regulatory authorities to invest additional capital in the event their bank's capital shall have become impaired by losses or otherwise. Failure to pay such an assessment could result in a forced sale of a shareholder's bank stock.

        The earnings of the Bank will be affected significantly by the policies of the Federal Reserve Board, a federal agency which is responsible for regulating the United States money supply in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market transactions in United States government securities, changes in the rate paid by banks on bank borrowings, and changes in reserve requirements against bank deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect interest rates charged on loans or paid for deposits.

        The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank.

        The Bank cannot predict what legislation might be enacted or what regulations might be adopted, or if enacted or adopted, the effect thereof on the Bank's operations.

REGULATION OF CAPITAL BANK CORPORATION

        It is expected that on March 26, 1999, the shareholders of Capital Bank will approve the reorganization of the Bank into a bank holding company named Capital Bank Corporation and that such reorganization will become effective on or about that date. The following discussion is a summary of the regulatory matters that will apply to Capital Bank Corporation in anticipation of the reorganization.

        FEDERAL REGULATION. Following consummation of the holding company reorganization, Capital Bank Corporation will be subject to examination, regulation and periodic reporting under the Bank Holding Company Act (the "BHC Act"), as administered by the Board of Governors of the Federal Reserve. The Federal Reserve has adopted capital adequacy guidelines for bank holding companies on a consolidated basis.

        Capital Bank Corporation will be required to obtain the prior approval of the Federal Reserve to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve approval will be required for Capital Bank Corporation to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, it would, directly or indirectly, own or control more than five percent of any class of voting shares of such bank or bank holding company.

        Capital Bank Corporation will be required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of Capital Bank Corporation's consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve order or directive, or any condition imposed by, or written agreement with, the Federal Reserve. Such notice and approval is not required for a bank holding company that would be treated as "well capitalized" under applicable regulations of the Federal Reserve, that has received a composite "1" or "2" rating at its most recent bank holding company inspection by the Federal Reserve, and that is not the subject of any unresolved supervisory issues.

        The status of Capital Bank Corporation as a registered bank holding company under the BHC Act will not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

        In addition, a bank holding company is prohibited generally from engaging in, or acquiring five percent or more of any class of voting securities of any company engaged in, non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve has determined by regulation to be so closely related to banking as to be a proper incident thereto are:

        o   making or servicing loans;

        o   performing certain data processing services;

        o   providing discount brokerage services;

        o   acting as fiduciary, investment or financial advisor;

        o   leasing personal or real property;

        o making investments in corporations or projects designed primarily to promote community welfare; and

        o   acquiring a savings and loan association.

        Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. This law would be applicable to the extent that Capital Bank Corporation maintains as a separate subsidiary a depository institution, such as Home Savings, in addition to Capital Bank.

        Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions imposed by the Federal Reserve Act on any extension of credit to, or purchase of assets from, or letter of credit on behalf of, the bank holding company or its subsidiaries, and on the investment in or acceptance of stocks or securities of such holding company or its subsidiaries as collateral for loans. In addition, provisions of the Federal Reserve Act and Federal Reserve regulations limit the amounts of, and establish required procedures and credit standards with respect to, loans and other extensions of credit to officers, directors and principal stockholders of Capital Bank, Capital Bank Corporation, any subsidiary of Capital Bank Corporation and related interests of such persons. Moreover, subsidiaries of bank holding companies are prohibited from engaging in certain tie-in arrangements (with the holding company or any of its subsidiaries) in connection with any extension, lease or sale of property or furnishing of services.



EXECUTIVE OFFICERS

        The executive officers of the Bank are as follows:


NAME                                           AGE                    POSITION WITH COMPANY
----                                           ---                    ---------------------

James A. Beck                                   46                President and Chief Executive
                                                                  Officer

Allen T. Nelson, Jr.                            49                Senior Vice President, Chief
                                                                  Financial Officer and
                                                                  Secretary

Franklin G. Shell                               40                Senior Vice President and
                                                                  Senior Lending Officer

Ernest F. McAllister                            41                Cary Market CEO

Charles T. Bowers                               55                Lee County Market CEO

William L. Dawkins                              43                Raleigh Market CEO


        JAMES A. BECK is currently President and Chief Executive Officer of the Bank, a position he has held since the Bank commenced operations. Mr. Beck served as Chairman, President and Chief Executive Officer of SouthTrust Bank of North Carolina, N.A. from January 1991 until June 1996 when it was merged into the SouthTrust Charlotte-based bank. Mr. Beck thereafter served as President and a director of the combined bank until January 1997, when he resigned to join the Bank.

        ALLEN T. NELSON, JR. has been employed by the Bank since February 2, 1998, as its Chief Financial Officer and Secretary. From December 1993 through January 1998, Mr. Nelson served as the Senior Vice President and Chief Financial Officer for Jefferson Bankshares, Inc. and its principal subsidiary, Jefferson National Bank, both based in Charlottesville, Virginia.

        ERNEST F. MCALLISTER has been employed by the Bank since July 23, 1997, and served as its Senior Vice President, Lee County Market Executive until January 21, 1998. Since January 21, 1998, Mr.. McAllister has been the Bank's Market Executive for the Cary, North Carolina market. From 1988 until his employment with the Bank, Mr. McAllister was a vice president and commercial lender with First Citizens Bank, a bank based in Raleigh, North Carolina.

        FRANKLIN G. SHELL has been employed with the Bank since April 14, 1997, as its Senior Vice President and Senior Lending Officer. Prior thereto, from 1989, Mr. Shell was employed by the North

Carolina-based bank, Branch Banking and Trust Company, serving as a commercial loan officer in its Raleigh, North Carolina office.

        CHARLES T. BOWERS joined the Bank in February 1998. From February 1992 to July 1997, Mr. Bowers was a Senior Vice President, Lee County (North Carolina) branch supervisor for Triangle Bancorp., Raleigh, North Carolina. From June 1997 until he joined the Bank, Mr. Bowers was a trainee in the securities licensing program of Wheat, First Butcher & Singer.

        WILLIAM L. DAWKINS joined the Bank in March 1999. From January 1997 to March 1999, Mr. Dawkins was Triangle Market CEO for SouthTrust Bank. Mr. Dawkins had previously served as Senior Vice President and Senior Lending Officer for SouthTrust Bank since 1995. Prior thereto, from 1984 to 1995, Mr. Dawkins was employed by Southern National Bank.

NOTICE REGARDING ANNUAL MEETING

        The date of the Bank's, or its holding company successor Capital Bank Corporation's, 1999 annual meeting of shareholders has been advanced by more than 30 days from the date of the 1998 annual meeting of shareholders. Therefore, any proposals that shareholders intend to present for a vote at the 1999 annual meeting, and which such shareholders desire to have included in the Bank's proxy materials relating to that meeting, must be received by the Bank on or before April 14, 1999.

ITEM 2.        PROPERTIES.

        The Bank currently leases an aggregate of 5,694 square feet of office space located at 4400 Falls of Neuse Road, Raleigh, North Carolina for the Bank's headquarters and main office pursuant to three lease agreements. These lease agreements expire on September 29, 2000, December 31, 2000, and December 31, 2000, respectively.

        In June 1997, the Bank opened a branch at 129 South Steele Street, Sanford, North Carolina which it moved to 130 North Steele Street, Sanford, North Carolina in November 1997. The Bank entered into a lease in October 1997 with Global House, Inc. for approximately 5,300 square feet for this branch office. This lease is for a ten-year term with monthly rent of $2,600 and has two five-year renewal options.

        In June 1997, the Bank opened a branch at 2800 Williams Street, Sanford, North Carolina. The Bank entered into a lease with Buchanan Properties Joint Venture for approximately 1,800 square feet for this branch office. This lease was renewed in October, 1998 and extended for a five-year term with monthly rent of $850.

        On March 20, 1998, the Bank opened a branch office located at 915 North Harrison Avenue, Cary, North Carolina. Formerly the site of a United Carolina Bank branch office (prior to that bank's acquisition by BB&T), the branch consists of approximately 1.14 acres of real property and a free-standing building of approximately 2,700 square feet which are owned by the Bank.

        On September 8,1998, the Bank opened a branch office located at 1201 Kildaire Farm Road, Cary, North Carolina. The building was purchased from another financial institution but the real property is leased under an arrangement with Triangle V III, Limited Partnership. The lease, which calls for monthly rent of $1,336, was assumed from the previous tenants and expires in December, 2004 with four five-year renewal options.

ITEM 3.        LEGAL PROCEEDINGS.

        There are no pending legal proceedings to which the Bank is a party or of which any of its property is subject. In addition, the Bank is not aware of any threatened litigation, unasserted claims or assessments that could have a material adverse effect on the Bank's business, operating results or financial condition. There are also no material proceedings involving the Bank, or, to the Bank's knowledge, proceedings arising under Section 8 of the FDIC Act, to which any director, officer, or any person holding beneficially in excess of five percent of the Common Stock, or any associate of any such director, officer or security holder is a party.

ITEM 4.        SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

        During the fourth quarter of the year ended December 31, 1998, there were no matters submitted to a vote of the Bank's shareholders.

                                     PART II

ITEM 5.        MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
               MATTERS.

        Information relating to the market for the Bank's Common Stock is incorporated by reference from the outside back cover of the 1998 Annual Report to Shareholders of Capital Bank Corporation, which is expected to be the bank holding company successor to the Bank (the "1998 Annual Report"), filed as
Exhibit 13 to this report.

        RECENT SALES OF UNREGISTERED SECURITIES. The Bank did not sell any securities in the fiscal year ended December 31, 1998 which were not registered under the Securities Act of 1933, as amended, except that during such fiscal year the Bank granted options to employees and directors to acquire an aggregate of 75,750 shares of its Common Stock at a weighted average exercise price of $13.90 per share pursuant to the Bank's Stock Option Plans.

ITEM 6.        SELECTED FINANCIAL DATA.

        This information is incorporated by reference from page 11 through 27 of the 1998 Annual Report, filed as Exhibit 13 to this report.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

        This information is incorporated by reference from pages 3 through 10 of the 1998 Annual Report, filed as Exhibit 13 to this report.

ITEM 7A.       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        This information is incorporated by reference from page 10 of the 1998 Annual Report, filed as Exhibit 13 to this report.

ITEM 8.        FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

        This information is incorporated by reference from pages 11 through 27 of the 1998 Annual Report, filed as Exhibit 13 to this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        Previously reported by the Bank under the caption "Changes In and Disagreements With Accountants on Accounting and Financial Disclosure" in its Registration Statement on Form 10 as filed with the FDIC under the Securities Exchange Act of 1934, as amended, on October 2, 1997 and amended on November 12, 1997.


                                    PART III

        This Part incorporates certain information from the definitive proxy statement (the "1999 Proxy Statement") for the 1999 Annual Meeting of Shareholders of Capital Bank Corporation, which is expected to be the bank holding company successor to the Bank effective on or about March 26, 1999, as filed with the Securities and Exchange Commission not later than 120 days after the end of the Bank's fiscal year covered by this Report on Form 10-K.


ITEM 10.       DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

        Information concerning the Bank's executive officers is included under the caption "Executive Officers" on pages 10 through 11 of this report. Information concerning the Bank's directors and filing of certain reports of beneficial ownership is incorporated by reference to the 1999 Proxy Statement.

ITEM 11.       EXECUTIVE COMPENSATION.

        This information is incorporated by reference to the 1999 Proxy
Statement.

ITEM 12.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        This information is incorporated by reference to the 1999 Proxy
Statement.

ITEM 13.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        This information is incorporated by reference to the 1999 Proxy
Statement.

                                     PART IV

ITEM 14.       EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

        (A)(1) FINANCIAL STATEMENTS.The following financial statements included in the 1998 Annual Report, filed as Exhibit 13 to this report, are incorporated by reference in Item 8 of this report:

                                                                                      Annual Report to
            Financial Statements and Information                 Form 10-K Page      Shareholders Page
            ------------------------------------                 --------------      ------------------

Balance Sheets dated as of December 31, 1998 and 1997                  31                    11

Statement of Operations for the year ended December 31,                32                    12
1998 and the period from June 20, 1997 to December 31, 1997

Statement of Shareholders' Equity for the year ended                   33                    13
December 31, 1998 and the period from June 20, 1997 to
December 31, 1997

Statement of Cash Flows for the year ended December 31,                34                    14
1998 and the period from June 20, 1997 to December 31, 1997

Report of Independent Accountants                                      47                    27


        (A)(2) FINANCIAL STATEMENT SCHEDULES. All applicable financial statement schedules required under Regulation S-X and pursuant to Industry Guide 3 under the Securities Act of 1933 have been included in the Notes to the Financial Statements.

        (A)(3) EXHIBITS. The exhibits required by Item 601 of Regulation S-K are listed in the Exhibit Index immediately following the signature pages to this report.

        (B) REPORTS ON FORM 8-K. The Bank filed no reports on Form 8-K in the fourth quarter of the year ended December 31, 1998.

                           FORWARD-LOOKING STATEMENTS

        Information set forth in this Annual Report on Form 10-K contains various "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which statements represent the Bank's judgment concerning the future and are subject to risks and uncertainties that could cause the Bank's actual operating results and financial position to differ materially from the forward looking statements. Such forward looking statements can be identified by the use of forward looking terminology such as "may," "will," "expect," "anticipate," "estimate," "believe," or "continue," or the negative thereof or other variations thereof or comparable terminology.

        The Bank cautions that any such forward looking statements are further qualified by important factors that could cause the Bank's actual operating results to differ materially from those in the forward looking statements, including without limitation, the Bank's management of its growth, the risks associated with possible or completed acquisitions, competition within the industry, dependence on key personnel, government regulation and the other risk factors described in Exhibit 99 attached to this report.

                                   SIGNATURES

        Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Raleigh, North Carolina, on the 22nd day of March, 1999.

                                 CAPITAL BANK


                                 By:  /s/ James A. Beck
                                    -------------------------------------------
                                          James A. Beck
                                          President and Chief Executive Officer

                        SIGNATURES AND POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James A. Beck and Allen T. Nelson, Jr., and each of them, with full power to act without the other, his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Federal Deposit Insurance Corporation, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on March 18, 1999.

                     Signature                                            Title
                     ---------                                            -----
             /s/ James A. Beck.                      President, Chief Executive Officer and Director
             ------------------------------
                 James A. Beck

             /s/ Allen T. Nelson, Jr.                Senior Vice President and Chief Financial Officer
             ------------------------------
                 Allen T. Nelson, Jr.

             /s/ Charles F. Atkins                                       Director
             ------------------------------
                 Charles F. Atkins

             /s/ Lamar Beach                                             Director
             ------------------------------
                 Lamar Beach

             /s/ William C. Burkhardt                                    Director
             ------------------------------
                 William C. Burkhardt

             /s/ L. I. Cohen, Jr.                                        Director
             ------------------------------
                 L.I. Cohen, Jr.

             ------------------------------                              Director
                 David G. Gospodarek

             /s/ Carolyn w. Grant                                        Director
             ------------------------------
                 Carolyn W. Grant

             /s/ Darleen M. Johns                                        Director
             ------------------------------
                 Darleen M. Johns

             /s/ Robert L. Jones                                         Director
             ------------------------------
                 Robert L. Jones

             /s/ Oscar A. Keller, III                        Chairman of the Board of Directors
             ------------------------------
                 Oscar A. Keller, III

             /s/ Oscar A. Keller, Jr.                                    Director
             ------------------------------
                 Oscar A. Keller, Jr.

             /s/ Vernon Malone                                           Director
             ------------------------------
                 Vernon Malone

             /s/ George R. Perkins, III                                  Director
             ------------------------------
                 George R. Perkins, III

             /s/ Donald W. Perry                                         Director
             ------------------------------
                 Donald W. Perry

             /s/ J. Rex Thomas                                           Director
             ------------------------------
                 J. Rex Thomas

             /s/ Bruce V. Wainright                                      Director
             ------------------------------
                 Bruce V. Wainright

             /s/ Samuel J. Wornom, III                                   Director
             ------------------------------
                 Samuel J. Wornom, III


                                   EXHIBIT 13

                          ANNUAL REPORT TO SHAREHOLDERS

CAPITAL BANK
BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------------------------------

                   (In thousands, except share data)
                                                                                 1998            1997
                                                                             ---------------------------
                               Assets
Cash and due from banks:
   Interest-earning                                                          $    4,986       $      2
   Noninterest earning                                                            4,055          2,639
Federal funds sold                                                                4,500         16,787
Securities (Note 3):
   Available for sale                                                            10,007          6,020
   Held to maturity (estimated market value of $2,014 and
    $8,004 at December 31, 1998 and 1997, respectively)                           2,000          8,002
Mortgage-backed securities available for sale (Note 3)                            9,739          5,357
Federal Home Loan Bank stock (Note 4)                                               250            153

Loans, net of unearned income of $19 in 1998 (Note 5)                            81,434         27,066
   Less allowance for loan losses                                                (1,138)          (427)
                                                                             ----------     ----------
   Net loans                                                                     80,296         26,639
                                                                             ----------     ----------
Accrued interest receivable                                                         702            453
Premises and equipment, net (Note 6)                                              2,309            665
Deposit premium and goodwill, net                                                 1,833          2,049
Other assets                                                                        154            138
                                                                             ----------     ----------
           Total assets                                                      $  120,831     $   68,904
                                                                             ==========     ==========

                  Liabilities and Shareholders' Equity
Deposits (Note 7):
   Demand deposits                                                           $    7,483     $    6,118
   Savings and interest bearing checking                                          7,214          4,290
   Money market deposit accounts                                                 16,495          7,666
   Time deposits less than $100,000                                              45,791         21,423
   Time deposits $100,000 and greater                                            11,620          3,889
                                                                             ----------     ----------
           Total deposits                                                        88,603         43,386
                                                                             ----------     ----------
Repurchase agreements                                                             2,501             -
Federal Home Loan Bank advances (Note 8)                                          5,000             -
Accrued interest payable                                                            239            211
Other liabilities                                                                   549            351
                                                                             ----------     ----------
           Total liabilities                                                     96,892         43,948
                                                                             ----------     ----------
Commitments and contingencies (Notes 10, 11, 12 and 13)
Shareholders' equity:
   Common stock, $5 par value; 20,000,000 shares authorized,
     2,477,651 shares issued and outstanding at December 31, 1998 and            12,388         12,388
     1997
   Surplus                                                                       13,285         13,285
   Accumulated other comprehensive income                                           112              5
   Accumulated deficit                                                           (1,846)          (722)
                                                                             ----------     ----------
           Total shareholders' equity                                            23,939         24,956
                                                                             ----------     ----------
                                                                             $  120,831     $   68,904
                                                                             ==========     ==========

   The accompanying notes are an integral part of these financial statements.

CAPITAL BANK
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
AND THE PERIOD FROM JUNE 20, 1997 TO DECEMBER 31, 1997
------------------------------------------------------------------------------------------------
            (In thousands except per share data)
                                                                      1998           1997
                                                                   -------------------------
Interest income:
   Loans and fees on loans                                         $   4,729       $    815
   Federal funds sold                                                    489            594
   Securities                                                          1,254            407
                                                                   ---------       --------
           Total interest income                                       6,472          1,816
                                                                   ---------       --------

Interest expense:
   Deposits                                                            3,038            663
   Borrowings                                                             16              6
   Repurchase agreements                                                   9              -
                                                                   ---------       --------
           Total interest expense                                      3,063            669
                                                                   ---------       --------

           Net interest income                                         3,409          1,147
Provision for loan losses                                                752            270
                                                                   ---------       --------
           Net interest income after provision for loan                2,657            877
           losses
                                                                   ---------       --------

Other operating income:
   Service charges and fees                                              275            101
   Net gain on sale of securities                                        60               -
   Other fees and income                                                 305             46
                                                                   ---------       --------
           Total other operating income                                  640            147
                                                                   ---------       --------

Other operating expenses:
   Personnel                                                           2,058            817
   Advertising                                                           183            117
   Occupancy                                                             341             99
   Furniture and equipment                                               232             62
   Data processing                                                       152             44
   Professional fees                                                     215            131
   Director fees                                                         138             86
   Amortization of intangibles                                           216            114
   Merger expenses                                                       204              -
   Other                                                                 682            276
                                                                   ---------       --------
           Total other operating expenses                              4,421          1,746
                                                                   ---------       --------

           Net loss                                                   (1,124)          (722)
   Other comprehensive income                                            107              5
                                                                   ---------       --------

           Comprehensive net loss                                 $   (1,017)     $    (717)
                                                                  ==========      =========

Net loss per share - basic and diluted                            $     (.45)     $    (.29)
                                                                  ==========      =========


   The accompanying notes are an integral part of these financial statements.

CAPITAL BANK
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1998
AND THE PERIOD FROM JUNE 20, 1997 TO DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                   (In thousands)

                                                             Accumulated
                                                                Other           Stock
                                 Common                     Comprehensive    Subscription    Accumulated
                                  Stock         Surplus         Income        Receivable       Deficit          Total
                                --------       --------     -------------    ------------    -----------      --------
Balance at June 19, 1997        $ 12,234      $ 13,175       $     --         $   (983)       $     --       $ 24,426

Issuance of stock                    154           185             --               --              --            339

Proceeds from stock
    subscriptions                     --            --             --              983              --            983

Commissions paid on
    issuance of stock                 --           (75)            --               --              --            (75)

Change in unrealized gain
    on available for sale
    securities, net of taxes          --            --              5               --              --              5

Net loss                              --            --             --               --            (722)          (722)

                                --------       --------     -------------    ------------    -----------      --------
Balance at
December 31, 1997                 12,388        13,285              5               --            (722)        24,956

Change in unrealized gain
     on available for sale
     securities, net of taxes         --            --            107               --              --            107

Net loss                              --            --             --               --          (1,124)        (1,124)
                                --------       --------     -------------    ------------    -----------      --------

Balance at December 31, 1998    $ 12,388      $ 13,285       $    112         $     --        $ (1,846)      $ 23,939
                                ========      ========       ============    ============    ===========     ========

   The accompanying notes are an integral part of these financial statements.

CAPITAL BANK
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM JUNE 20, 1997
TO DECEMBER 31, 1997
--------------------------------------------------------------------------------
                         (In thousands)

                                                                         1998           1997
                                                                    -------------------------
Net loss                                                              $ (1,124)   $   (722)
Adjustments to reconcile net loss to net cash provided by (used in)
   operating activities:
   Amortization of deposit premium and goodwill                            216         114
   Depreciation                                                            248          63
   Amortization of premium on securities, net                               23           4
   Gain on sale of investments                                             (60)         --
   Provision for loan losses                                               752         270
   Changes in assets and liabilities:
     Accrued interest receivable                                          (249)       (390)
     Accrued interest payable                                               28         (23)
     Other assets                                                          (16)       (128)
     Other liabilities                                                     217      (1,269)
                                                                    ------------  -----------
           Net cash provided by (used in) operating activities              35      (2,081)
                                                                    ------------  -----------
Cash flows from investing activities:
   Net increase in loans                                               (54,428)    (16,164)
   Additions to premises and equipment                                  (1,892)       (479)
   Purchase of Federal Home Loan Bank stock                                (97)       (153)
   Purchase of securities available for sale                            (6,936)    (11,528)
   Purchase of securities held-to-maturity                                  --      (8,004)
   Purchase of mortgage-backed securities available for sale            (6,563)         --
   Proceeds from maturities of securities available for sale             2,221         155
   Proceeds from maturities of securities held to maturity               6,000          --
   Proceeds from sales of securities available for sale                  3,055          --
   Net cash received from branch acquisitions                               --      10,289
                                                                    ------------  -----------
           Net cash used by investing activities                       (58,640)    (25,884)
                                                                    ------------  -----------
Cash flows from financing activities:
   Net increase in deposits                                             45,217      20,092
   Net increase in repurchase agreements                                 2,501          --
   Net increase (decrease) in borrowings                                 5,000        (525)
   Proceeds received from sale of stock, net of costs                       --         264
   Proceeds received from stock subscriptions                               --         983
                                                                    ------------  -----------
           Net cash provided by financing activities                    52,718      20,814
                                                                    ------------  -----------
Net change in cash and cash equivalents                                 (5,887)     (7,151)

Cash and cash equivalents at beginning of period                        19,428      26,579
                                                                    ------------  -----------
Cash and cash equivalents at end of period                            $ 13,541    $ 19,428
                                                                    ============  ===========
Supplemental Disclosure of Cash Flow Information:
   Cash payments for interest                                         $  3,034    $    458
                                                                    ============  ===========

   The accompanying notes are an integral part of these financial statements.

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        NATURE OF OPERATIONS

        Capital Bank (the "Bank") was incorporated under the laws of North Carolina on May 30, 1997 and commenced operations on June 20, 1997. The Bank operates through its corporate office in Raleigh, North Carolina , two branches in Cary, North Carolina and two branches in Sanford, North Carolina. The Bank is a locally-owned community bank engaged in general commercial banking, providing a full range of banking services. The majority of the Bank's customers are individuals and small to medium-size businesses. The Bank's primary source of revenue is interest earned from loans to customers and from securities and invested cash.

        USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include demand and time deposits (with original maturities of 90 days or less) at other institutions and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. At times, the Bank places deposits with high credit quality financial institutions in amounts, which at times, may be in excess of federally insured limits.

        SECURITIES

        Investments in certain securities are classified into three categories and accounted for as follows:

        1. Securities Held to Maturity - Debt securities that the institution has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost;

        2. Trading Securities - Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings;

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        3. Securities Available for Sale - Debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses reported as other comprehensive income, a separate component of shareholders' equity.

        The classification of securities is generally determined at the date of purchase. Gains and losses on sales of securities, computed based on specific identification of the adjusted cost of each security, are included in other income at the time of the sales.

        Premiums and discounts on debt securities are recognized in interest income on the level interest yield method over the period to maturity.

        LOANS AND ALLOWANCE FOR LOAN LOSSES

        Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and net deferred loan origination fees and costs. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Deferred loan fees and costs are amortized to interest income over the contractual life of the loan using the level yield method.

        A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

        At December 31, 1998, the recorded investment in loans which have been identified by the Bank as impaired loans in accordance with SFAS 114 totaled $479,000. The average balance during 1998 for impaired loans was approximately $490,000. Total income related to impaired loans from the point in time when those loans were deemed to be impaired as reflected in the 1998 Statement of Operations was approximately $4,000. At December 31, 1997, there were no loans material to the financial statements considered to be impaired.

        The Bank uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows, operating income or loss, etc. It is possible that these factors and management's evaluation of the adequacy of the allowance for loan losses will change.

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrowers' ability to pay.

        INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS

        Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or as partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

        Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

        While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to the principal outstanding, except in the case of loans with scheduled amortizations where the payment is generally applied to the oldest payment due. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged-off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

        FORECLOSED ASSETS

        Any assets acquired as a result of foreclosure are valued at the lower of the recorded investment in the loan or fair value less estimated costs to sell.

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        The recorded investment is the sum of the outstanding principal loan balance and foreclosure costs associated with the loan. Any excess of the recorded investment over the fair value of the property received is charged to the allowance for loan losses. Valuations will be periodically performed by management and any subsequent write-downs due to the carrying value of a property exceeding its estimated fair value less estimated costs to sell are charged against other expenses.


        PREMISES AND EQUIPMENT

        Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed by the straight-line method based on estimated service lives of assets. Useful lives range from 4 to 10 years for furniture and equipment. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases. Repairs and maintenance are charged to expense as incurred.

        Upon disposition, the asset and related accumulated depreciation or amortization are relieved and any gains or losses are reflected in operations.

        INTANGIBLE ASSETS

        Deposit premium and goodwill arising from the branch acquisition completed on June 20, 1997 of $2,000,000 and $164,000, respectively, before combined accumulated amortization of $330,000 and $114,000 at December 31, 1998 and 1997, respectively, are being amortized on a straight-line basis over ten years. These lives were estimated by management at the time the assets were acquired using information available at that time and are subject to re-evaluation as new information becomes available. Amortization expense recognized during the year ended December 31, 1998 was $216,000 and $114,000 during the period ended December 31, 1997.

        The Bank evaluates intangible assets for potential impairment by analyzing the operating results, trends and prospects of the Bank. The Bank also takes into consideration recent acquisition patterns within the banking industry and any other events or circumstances which might indicate potential impairment.

        INCOME TAXES

        Deferred tax asset and liability balances are determined by application to temporary differences of the tax rate expected to be in effect when taxes will become payable or receivable. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        the financial statements that will result in taxable or deductible amounts in future years. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if the Bank cannot determine that the benefits will more likely than not be realized.

        ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES

        The Bank adopted Statement No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" on January 1, 1998. This Statement establishes new criteria for determining whether a transfer of financial assets should be accounted for as a sale or as a pledge of collateral in a secured borrowing. This Statement also establishes new accounting requirements for pledged collateral. The adoption of this pronouncement had no material effect on the Bank's financial statements.

        NET LOSS PER SHARE

        Net loss per share is computed on the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding was 2,485,385 for the year ended December 31, 1998 and 2,475,546 for the period ended December 31, 1997.

        As of December 31, 1997, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". In accordance with SFAS 128, the Bank has presented both basic and diluted EPS on the face of the Statement of Operations. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. For loss periods, diluted EPS is the same as basic EPS due to the fact that including common stock equivalents in the calculation of diluted EPS would be antidilutive.

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        COMPREHENSIVE LOSS

        The Bank adopted SFAS No. 130, "Reporting Comprehensive Income" on January 1, 1998. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in general-purpose financial statements.

        As required by SFAS 130, prior year information has been modified to conform with the new presentation. The Bank's only components of other comprehensive income relate to unrealized gains on available for sale securities. Information concerning the Bank's other comprehensive income for the year ended December 31, 1998 and for the period from June 20, 1997 to December 31, 1997 is as follows:

                                                             1998     1997
                                                            --------------
        (In thousands)
        Unrealized gains on securities available for sale $ 167 $ 5 Reclassification of gains recognized in net loss (60) --
                                                            -----    -----
        Other comprehensive income                          $ 107    $   5
                                                            =====    =====

        SEGMENT INFORMATION

        During the year ended December 31, 1998, the Bank adopted the provisions of SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Statement requires that public business enterprises report certain information about operating segments in their annual financial statements and in condensed financial statements of interim periods issued to shareholders. It also requires that the public business enterprises report related disclosures and descriptive information about products and services provided by significant segments, geographic areas, and major customers, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

        Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources, and in assessing performance. The Bank has determined that it has one significant operating segment, the providing of general commercial financial services to customers located in the single geographic area of Central North Carolina. The various products are those generally offered by community banks, and the allocation of resources is based on the

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        overall performance of the institution, versus the individual branches or products.

        There are no differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and the measurement of segment amounts has not changed for 1998 from prior years.

        EMPLOYERS DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS

        The Company has adopted the provisions of SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits", effective for fiscal years beginning after December 15, 1997. This Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The adoption of SFAS No. 132 did not have a material effect on the Bank's consolidated financial statements.

        RECLASSIFICATIONS

        Certain items included in the 1997 financial statements have been reclassified to conform to the 1998 presentation. These reclassifications have no effect on the net loss or shareholders' equity previously reported.

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        NEW PRONOUNCEMENTS

        The Bank will adopt the provisions of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" effective with the fiscal quarter beginning January 1, 2000. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized as either assets or liabilities in the statement of financial position and be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and whether or not the derivative is designated as a hedging instrument. SFAS No. 133 is not expected to have a material effect on the Bank's financial statements.

        SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise", was issued in October 1998. This Statement amends existing classification and accounting treatment of mortgage-backed securities, retained after mortgage loans held for sale are securitized, for entities engaged in mortgage banking activities. These securities previously were classified and accounted for as trading and now may be classified as held-to-maturity or available-for-sale, also. This Statement is effective for the first fiscal quarter beginning after December 15, 1998. SFAS No. 134 is not expected to have material effect on the Bank's financial statements.

2.      ORGANIZATION AND SIGNIFICANT ACTIVITIES

        The Bank was organized on December 12, 1996 and commenced a public subscription offering on February 17, 1997. The offering resulted in gross proceeds of $27.3 million from the sale of 2,477,651 shares.

        On June 20, 1997, the Bank acquired the two branches located in Sanford, North Carolina from a large community bank. A summary of the acquisition is as follows:

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(In thousands)
Deposits assumed               $ 23,294
Deposit premium paid             (2,000)
Loans acquired                  (10,908)
Goodwill recorded                   163
Net other assets acquired          (260)
                               --------
           Net cash received   $ 10,289
                               ========


        In accordance with the rules and regulations of the North Carolina Commissioner of Banks, all expenditures of the Bank prior to commencing operations are charged against surplus. The operating expenses, principally personnel and occupancy, amounted to $437,000, and expenses related to the offering aggregated $1,069,000.

        On September 29, 1998, Capital Bank signed an Agreement and Plan of Reorganization and Share Exchange with Home Savings Bank of Siler City, Inc., SSB (Home Savings). The Plan calls for the issuance of approximately 1,180,000 shares of Capital Bank stock in exchange for all the outstanding shares of Home Savings. The exchange will be accounted for as a pooling of interests and is expected to be completed by March 31, 1999. Information related to Home Savings as of September 30, 1998 and for the year then ended is as follows (unaudited):

        (In thousands)
        Total assets                     $59,709
        Total revenue                    $ 4,024
        Net income                       $   245

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.      SECURITIES

        Securities at December  31, 1998 and 1997 are summarized as follows:

                                                      Gross          Gross      Estimated
                                     Amortized      Unrealized     Unrealized     Market
(In thousands)                          Cost           Gains         Losses       Value
                                     -----------     ---------     ---------   -----------
 1998
 ----
Available for sale:
   U.S. Agency obligations             $   9,938      $     82      $     13    $   10,007
   Mortgage-backed securities              9,696            53            10         9,739
                                       ---------      --------      --------    ----------

                                       $  19,634      $    135      $     23    $   19,746
                                       =========      ========      ========    ==========
Held to maturity:
   U.S. Agency obligations             $   2,000      $     -       $     -      $   2,000
                                       =========      ========      ========    ==========
 1997
 ----
Available for sale:
   U.S. Treasury securities            $   2,994      $     20      $     -      $   3,014
   U.S. Agency securities                  3,000            6             -          3,006
   Mortgage-backed securities:             5,378            -            21          5,357
                                       ---------      --------      --------    ----------
                                      $   11,372      $     26      $     21    $   11,377
                                       =========      ========      ========    ==========
Held to Maturity:
   U.S. Agency securities              $   8,002      $      2      $     -      $   8,004
                                       =========      ========      ========    ==========


        The amortized cost and estimated market values of securities at December 31, 1998 by contractual maturities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                    Estimated
                                                       Amortized      Market
        (In thousands)                                    Cost        Value
                                                       ---------    ---------

        Available for sale:
           Due in one year or less                     $   990      $   990
           Due after one year through five years         8,191        8,255
           Due after five years through ten years        6,329        6,371
           Due after ten years                           4,124        4,130
                                                       -------      -------
                                                       $19,634      $19,746
                                                       =======      =======

        Held to maturity:
           Due after one year through five years       $ 2,000      $ 2,014
                                                       =======      =======

        During the year ended December 31, 1998, the Bank had gross realized gains of $60,000 on sales of available for sale securities with book values of $2,995,000. There were no sales of securities during the period ended December 31, 1997.

        Securities with an amortized cost of $7,975,000 were pledged as of December 31, 1998 to secure public deposits and Federal Home Loan Bank advances.

4.      FEDERAL HOME LOAN BANK STOCK

        The Company, as member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of its outstanding FHLB advances. No ready market exists for the FHLB stock, and it has no quoted market value. The balance of Federal Home Loan Bank Stock held at December 31, 1998 and 1997 was $250,000 and $153,300, respectively.

5.      LOANS AND ALLOWANCE FOR LOAN LOSSES

        The composition of the loan portfolio by loan classification at December 31, 1998 and 1997 is as follows:

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(In thousands)                                     1998            1997
                                               -----------------------------

Commercial                                        $   62,196     $   14,715
Consumer                                               7,379          4,005
Home Equity Lines                                      9,817          6,050
Residential mortgages                                  2,061          2,296
                                               --------------  -------------
                                                      81,453         27,066
Less deferred loan fees, net                              19              -
                                               --------------  -------------
                                                  $   81,434     $   27,066
                                               ==============  =============


        A summary of activity in the allowance for loan losses for the year ended December 31, 1998 and the period ended December 31, 1997 is as follows:

(In thousands)                                           1998          1997
                                                        ------------------------

Balance at beginning of period                           $     427      $     -
Adjustment for loans acquired                                    -          163
Provision for loan losses                                      752          270
Loans charged-off, net of $8 in recoveries for 1998            (41)          (6)
                                                        -----------  -----------

Balance at end of period                                $    1,138     $    427
                                                        ===========  ===========

        At December 31, 1998, nonperforming assets consisted of nonaccrual loans in the amount of $75,000. At December 31, 1998, there were no loans past due greater than 90 days and still accruing interest. At December 31, 1997 there were no nonperforming assets.

        In the normal course of business certain directors and executive officers of the Bank, including their immediate families and companies in which they have an interest, may be loan customers. Total loans to such groups at December 31, 1998 and activity during the year ended December 31, 1998, is summarized as follows:

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(In thousands)
Beginning balance                                                   $  3,209
New loans                                                              3,517
Principal repayments                                                  (1,532)
                                                                 ------------

Ending balance                                                      $  5,194
                                                                 ============


        In addition, such groups had available lines of credit in the amount of $1,361,000 at December 31, 1998. The Bank paid an aggregate of approximately $176,000 to companies owned by members of the board of directors for equipment and construction and consulting services during 1998.

6.      PREMISES AND EQUIPMENT

        Premises and equipment at December 31, 1998 and 1997 are as follows:

                                                       1998         1997
                                                   --------------------------
(In thousands)
Land                                                   $    350       $    -
Buildings and leasehold improvements                      1,227          108
Furniture and equipment                                     952          425
Automobiles                                                  86           41
Construction in progress                                      4          154
                                                   ------------- ------------
                                                          2,619          728
Less accumulated depreciation and amortization             (310)         (63)
                                                   ------------- ------------
                                                      $   2,309      $   665
                                                   ============= ============

7.      DEPOSITS

        At December 31, 1998, the scheduled maturities of certificates of deposit are as follows:

(In thousands)
      1999           $ 54,228
      2000              3,062
      2001                 91
      2002                 30
                     --------
                     $ 57,411
                     ========

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

8.      FEDERAL HOME LOAN BANK ADVANCES

        Advances from the Federal Home Loan had a weighed average rate of 4.14% at December 31, 1998 and were collateralized by certain securities (Note
        3). Advances outstanding at December 31, 1998 mature in December 2008.

        At December 31, 1998, the Bank had an additional $2,400,000 of credit available with the FHLB.

9.      INCOME TAXES

        No federal or state income tax expense resulted from the year ended December 31, 1998 or the period ended December 31, 1997 due to the generation of net operating losses and the establishment of a valuation allowance against deferred tax assets.

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


        The difference between income tax and the amount computed by applying the statutory federal income tax rate of 34% was primarily a result of the establishment of the valuation allowance on the net deferred tax assets for the periods ended December 31, 1998 and 1997, and certain non-deductible merger expenses in 1998.

        Significant components of deferred tax assets and liabilities at December 31, 1998 and 1997 are as follows:

(In thousands)                          1998     1997
                                       --------------
Deferred tax assets (liabilities):
   Preopening expenditures             $ 138    $ 178
   Reserve for bad debts                 341      105
   Amortization                           42       14
   Directors fees                         86       34
   Accrued bonuses                        61       --
   Deferred loan costs                    41       --
   Other                                   8       --
   Net operating loss                    148      161
                                       -----    -----
           Total deferred tax assets     865      492
   Valuation allowance                  (846)    (479)
   Depreciation                          (19)     (13)
                                       -----    -----
   Net deferred tax assets             $  --    $  --
                                       =====    =====

        Total net operating losses of $296,000 and $84,000 expire in 2012 and 2018, respectively, for federal tax purposes and in 2002 and 2003 for state tax purposes.

10.     LEASES

        The Bank has noncancelable operating leases for its corporate office, branch locations, and an automobile that expire at various times through 2007. Future minimum lease payments under the leases for years subsequent to December 31, 1998 are $164,000 for 1999, $112,000 for 2000, $57,000 each year for 2001, 2002 and 2003, and $138,000 thereafter. During 1998 and 1997, payments under operating leases were $162,000 and $64,000, respectively.

11.     REGULATORY MATTERS AND RESTRICTIONS

        The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


        minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as set forth in the table below. As of March 31, 1998, the Bank was categorized as "well capitalized" by regulatory authorities. There are no conditions or events since March that management believes could have changed the Bank's category.

        The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits as determined pursuant to North Carolina General Statues Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the bank.

        To be categorized as well capitalized, the Bank must maintain minimum amounts and ratios. The Bank's actual capital amounts and ratios as of December 31, 1998 and December 31, 1997 and the minimum requirements are presented in the following table.

                                                                         Minimum Requirements for:
                                                Actual           Adequacy Purposes     To Be Well Capitalized
                                                ------           -----------------     ----------------------
(In thousands)                             Amount    Ratio       Amount     Ratio        Amount      Ratio
                                           ------    -----       ------     -----        ------      -----
                  1998
                  ----
Total Capital (to Risk Weighted Assets)    $23,157   25.83%     $ 7,172     8.00%       $ 8,967      10.00%
Tier I Capital (to Risk Weighted Assets)    22,019   24.56%       3,586     4.00%         5,379       6.00%
Tier I Capital (to Average Assets)          22,019   19.85%       4,437     4.00%         5,547       5.00%



                                                                         Minimum Requirements for:
                                                Actual           Adequacy Purposes     To Be Well Capitalized
                                                ------           -----------------     ----------------------
(In thousands)                             Amount    Ratio       Amount     Ratio        Amount      Ratio
                                           ------    -----       ------     -----        ------      -----
                  1997
                  ----
Total Capital (to Risk Weighted Assets)    $23,328   68.80%     $ 2,713     8.00%       $ 3,391      10.00%
Tier I Capital (to Risk Weighted Assets)    22,901   67.54%       1,356     4.00%         2,034       6.00%
Tier I Capital (to Average Assets)          22,901   42.12%       2,175     4.00%         2,719       5.00%

12.     EMPLOYEE BENEFIT PLANS

        The Bank instituted a 401(k) plan for the benefit of its employees, which includes provisions for employee contributions, subject to limitation under

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


        the Internal Revenue Code, with the Company to match contributions up to 6% of the employee's salary. The Plan provides that employees' contributions are 100% vested at all times and the Bank's contributions vest 25% during the third year of service, an additional 25% during the fourth year of service and the remaining 50% during the fifth year of service. Further, the Bank may make additional contributions on a discretionary basis. Aggregate contributions for 1998 and 1997 were $70,000 and $19,000, respectively.

13.     STOCK OPTIONS

        The Bank's Board of Directors has approved an incentive stock option plan and a nonqualified stock option plan for the benefit of its employees and its employees and directors, respectively. The Board has reserved 122,500 and 122,500 shares, respectively, under the aforementioned plans.

        Grants of options are made by the Board or the Compensation Committee. All grants must be at no less than fair market value on the date of grant, must be exercised no later than 10 years from the date of grant, and may be subject to some vesting provisions.

        A summary of the changes during the year ending December 31, 1998 and the period ending December 31, 1997 of the Bank's Plan, including the weighted average exercise price ("WAEP") is presented below:

                                                       1998                        1997
                                               ---------------------       ---------------------
                                               Shares         WAEP         Shares         WAEP
                                               ------         ----         ------         ----
        Outstanding at beginning of year       42,000      $   11.00           --          --
        Granted                                75,750      $   13.90       42,000      $   11.00
                                               ------      ---------       ------      ---------
        Outstanding at end of year            117,750      $   12.87       42,000      $   11.00
                                              =======      =========       ======      =========

        Options exercisable at year-end        64,950      $   13.13       13,000      $   11.00
                                               ======      =========       ======      =========

        The following table summarizes information about the Plan's stock options at December 31, 1998:

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                               Remaining
                                Number        Contractual         Number
         Exercise Price       Outstanding         Life         Exercisable
        ------------------  ---------------- ---------------  ---------------
             $11.00                  43,000    8.5 years              18,800
             $13.75                  18,000    9.1 years                   -
             $14.00                  56,750    9.6 years              46,150
                            ----------------                  ---------------
                                    117,750                           64,950
                            ================                  ===============

        The Bank intends to account for its Plans under the provisions of APB Opinion No. 25. However, the Bank is required to disclose the pro forma effects on net income had it recorded compensation based on the fair value of options granted. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants:


                                    1998       1997
                                 -------    -------

        Dividend yield                --         --
        Expected volatility         33.5%        15%
        Riskfree interest rate      5.40%      5.75%
        Expected Life             7 years    6 years


        The weighted average fair value of options granted during 1998 and 1997 was $6.52 and $3.51, respectively.

        Had compensation cost for the Bank's stock-based compensation plans, as described above, been determined consistent with SFAS No. 123, the Bank's net loss and loss per share would have been increased by to the pro forma amounts indicated below:

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


(In thousands, except per share data)                         1998          1997
                                                          ------------- -------------
Net (loss)                                As reported         $ (1,124)       $ (722)
                                           Pro forma            (1,486)         (751)

Net (loss) per share - Basic and diluted  As reported          $ (0.45)      $ (0.29)
                                           Pro forma             (0.60)        (0.30)


14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

        The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. At December 31, 1998, these financial instruments were comprised entirely of unused lines of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

        The Bank's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making these commitments as they do for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include trade accounts receivable, property, plant, and equipment and income-producing commercial properties. Since many unused lines of credit expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

        Unused lines of credit and outstanding letters of credit were $21,490,000 and $155,000, respectively, at December 31, 1998.

        The Bank's lending in concentrated primarily in Wake and Lee counties in North Carolina.

15.     FAIR VALUE OF FINANCIAL INSTRUMENTS

        Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a significant part of the Bank's financial instruments, the fair value of such instruments has been derived based on management's assumptions with

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


        respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the net amounts ultimately collected could be materially different from the estimates presented below. In addition, these estimates are only indicative of the values of individual financial instruments and should not be considered an indication of the fair value of the Bank taken as a whole.

        The fair values of cash and due from banks, Federal funds sold, interest bearing deposits in banks and accrued interest receivable/payable are equal to the carrying value due to the nature of the financial instruments. The estimated fair values of investment securities and mortgage-backed securities are provided in Note 3 to the Financial Statements.

        The fair value of the net loan portfolio has been estimated using the present value of expected cash flows, discounted at an interest rate giving consideration to estimated prepayment risk and credit loss factors. The fair value of the Bank's loan portfolio at December 31, 1998 and 1997 were as follows:

        (In thousands)               1998      1997
                                  -----------------
        Loans:
           Carrying amount        $80,296   $26,639
           Estimated fair value   $80,321   $26,692


        The fair values of deposit liabilities and repurchase agreements with no stated maturities has been estimated to equal the carrying amount (the amount payable on demand), totaling $33,693,000 and $18,074,000 at December 31, 1998 and 1997, respectively. Therefore, the fair value estimates for these products do not reflect the benefits that the Bank receives from the low-cost, long-term funding they provide. These benefits are considered significant.

        The fair values of certificates of deposits and advances from the FHLB is estimated by discounting the future cash flows using the current rates offered for similar deposits and advances with the same remaining maturities. The carrying value and estimated fair values of certificates of deposit and FHLB advances at December 31, 1998 and 1997 were as follows:

CAPITAL BANK
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


        (In thousands)                 1998      1997
                                    -----------------
        Certificates of deposits:
           Carrying amount          $57,411   $25,312
           Estimated fair value      57,679    25,382
        Advances from the FHLB:
           Carrying amount          $ 5,000   $    --
           Estimated fair value       5,000        --

        There is no material difference between the carrying amount and estimated fair value of off-balance sheet items totaling $21,645,000 and $5,873,000 at December 31, 1998 and 1997, respectively, which are primarily comprised of unfunded loan commitments.

        The Bank's remaining assets and liabilities are not considered financial instruments.

                             SELECTED FINANCIAL DATA

                                                         As of and for the Period Ended
(In thousands except share and per share data)                    December 31,
                                                         ------------------------------
                                                              1998           1997 (1)
Selected Balance Sheet Data
Cash and Due From Banks                                $     9,041     $     2,641
Federal Funds Sold                                           4,500          16,787
Securities                                                  21,996          19,532
Gross Loans                                                 81,453          27,066
Allowance for Loan Losses                                    1,138             427
Total Assets                                               120,831          68,904
Deposits                                                    88,603          43,386
Borrowings                                                   5,000              --
Repurchase Agreements                                        2,501              --
Shareholders' Equity                                        23,939          24,956

Summary of Operations
Interest Income                                        $     6,472     $     1,816
Interest Expense                                             3,063             669
Net Interest Income                                          3,409           1,147
Provision for Loan Losses                                      752             270
Net Interest Income After Provision For Loan Losses          2,657             877
Non-interest Income                                            640             147
Non-interest Expense                                         4,421           1,746
Net Income (Loss)                                           (1,124)           (722)

Per Share Data
Net Income (Loss)                                      $      (.45)    $      (.29)
Book Value                                                    9.66           10.08
Number of Common Shares                                  2,477,651       2,477,651

Selected Ratios
Return On Average Assets (Annualized)                        (1.25)%         (2.45)%
Return on Average Shareholders' Equity (Annualized)          (4.60)%         (5.40)%
Average Shareholders' Equity to Average Total Assets         27.22%          45.42%
Net Interest Margin (Annualized)                              4.07%           4.24%

    (1) The Bank opened for business on June 20, 1997. Accordingly, 1997 income and expenses only reflect 6 months and 10 days of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW Capital Bank (the "Bank") is a full-service state chartered community bank conducting business primarily in the Research Triangle and surrounding areas of North Carolina. The Bank was incorporated on May 30, 1997 and opened for business on June 20th of that same year at its main office in Raleigh. During 1997, two branches were opened in Sanford, North Carolina. During 1998, the Bank opened branches in two Cary, North Carolina locations. As a community bank, the Bank's profitability depends primarily upon its levels of net interest income, provision for loan losses, non-interest income, and non-interest expenses.

The following discussion and analysis is intended to aid the reader in understanding and evaluating the results of operations and financial condition of Capital Bank. This discussion is designed to provide more comprehensive information about the major components of the Bank's results of operations and financial condition, liquidity, and capital resources than could be obtained from reading the financial statements alone. This discussion should be read in conjunction with the Bank's financial statements, the related notes and the selected financial data presented elsewhere in this report.

Because the operations of the Bank began on June 20, 1997, the results of operations in 1997 only reflect the period beginning on June 20, 1997 and, therefore, are not representative of a full year of operations. This should be taken into consideration when reviewing comparisons between 1998 and 1997 results.

RESULTS OF OPERATIONS Capital Bank reported a net loss of $1,124,000 or $.45 per share in 1998 as compared to $722,000 or $.29 per share in 1997. The 1998 net loss before nonrecurring merger related costs associated with a pending merger with another area financial institution was $920,000, or $.37 per share. It is generally expected that a new bank in its start-up phase will operate at a loss and that the amount of loss should moderate over time as the bank continues to grow. The amount of the 1998 and 1997 operating losses were in line with management expectations.

NET INTEREST INCOME. Net interest income is the difference between total interest income and total interest expense and is the Bank's principal source of earnings. The amount of net interest income is determined by the volume of interest-earning assets, the level of rates earned on those assets, and the volume and cost of supporting funds. Net interest income increased from $1,147,000 in 1997 to $3,409,000 in 1998, an increase of 197%. This increase was primarily the result of 1998 being a full year of operations for the bank as compared to the shorter 1997 period and due to a significant increase in the volume of interest-bearing assets and liabilities between the two years. The difference between rates earned on interest-earning assets and the cost of supporting funds is measured by the net interest margin. Average earning assets were $83.7 million and $50.9 million for 1998 and 1997, respectively, and the net interest margin was 4.07% and 4.24% for those same periods. The decrease in the net interest margin is primarily due to the fact that a large percentage of the loans originated during 1997 were funded by proceeds from the Bank's initial stock offering in June 1997 as opposed to funds received from establishing interest-bearing deposit accounts. As the loan and deposit portfolios continue to grow and more loans are funded by deposits, the effect of capital on the net interest margin should diminish.

Interest income increased 256% in 1998 to $6.5 million from $1.8 million in 1997. This increase is primarily due to the two factors mentioned above. The average yields on interest-earning assets increased from 6.71% in 1997 to 7.74% in 1998. The increase is attributable to a portfolio shift from lower rate federal funds, which had an average balance of $21.8 million in 1997 as compared to $9.6 million in 1998 to higher yielding loans, which had an average balance of 17.6 million in 1997 as compared to $53.7 million in 1998.

Interest expense increased 358% in 1998 to $3.1 million from $669,000 in 1997. This increase is primarily due to 1998 being a full twelve month period as compared to 1997 and to a significant increase in interest-bearing deposits. The average rates on interest-bearing liabilities increased from 4.91% in 1997 to 5.22% in 1998. The increase is primarily attributable to a shift in deposit mix between lower rate savings and demand accounts and higher rate certificates of deposit as the portfolio of certificate accounts has seen larger growth.

The following two tables set forth certain information regarding the Bank's yield on interest-earning assets and cost of interest bearing liabilities and the component changes in net interest income. The first table reflects Capital's effective yield on earning assets and cost of funds. Yields and costs are computed by dividing income or expense for the year by the respective monthly average asset or liability balance. Changes in net interest income from 1997 to 1998 can be explained in terms of fluctuations in volume, rate and, since 1997 did not reflect a full year of earnings, length of time. The second table presents information on those changes.

      AVERAGE BALANCES, INTEREST EARNED OR PAID, AND INTEREST YIELDS/RATES
                             (DOLLARS IN THOUSANDS)

                                                                                     Six Month Ten Day Period
                                             Year Ended December 31, 1998            Ended December 31, 1997
                                         -----------------------------------    -------------------------------
                                           Average      Amount      Average       Average    Amount      Average
                                           Balance      Earned        Rate        Balance    Earned        Rate
                                         -----------------------------------    -------------------------------
ASSETS
 Loans receivable: (1)
  Commercial                             $ 37,175     $  3,234         8.70%    $  9,282    $    435      8.82%
  Consumer                                  6,048          649        10.73%       6,574         296      8.47%
  Home equity                               7,515          571         7.60%          --          --     --
  Residential mortgages                     2,092          175         8.37%       1,785          84      8.86%
  Cash Flow Manager                           849          100        11.78%          --          --     --
                                         -----------------------------------    -------------------------------
Total loans                                53,679        4,729         8.81%      17,641         815      8.69%
Investment securities                      20,415        1,254         6.14%      11,542         407      6.63%
Federal funds sold and other
    interest on short term investments      9,564          489         5.11%      21,768         594      5.13%
                                         -----------------------------------    -------------------------------
Total interest earning assets              83,658     $  6,472         7.74%      50,951    $  1,816      6.71%
                                                      ======================                ===================
Cash and due from banks                     2,400                                  1,777
Other assets                                4,439                                  2,895
Reserve for loan losses                      (734)                                  (271)
                                         --------                               --------
Total assets                             $ 89,763                               $ 55,352
                                         ========                               ========

Liabilities and Equity
Savings deposits                         $  2,016     $     66         3.27%    $  1,616    $     28      3.26%
Interest-bearing demand deposits           14,891          602         4.04%       6,979         132      3.56%
Time deposits less than $100,000           33,528        1,928         5.75%      14,553         440      5.69%
Time deposits $100,000 and greater          7,709          442         5.73%       2,242          63      5.29%
                                         -----------------------------------    -------------------------------
Total interest bearing deposits            58,144        3,038         5.22%      25,390         663      4.91%
Borrowed funds                                376           16         4.14%         270           6      4.18%
Repurchase agreements                         209            9         4.31%          --          --     --
                                         -----------------------------------    -------------------------------
  Total interest-bearing liabilities       58,729     $  3,063         5.22%      25,660    $    669      4.91%
                                                      ======================                ===================
Non-interest bearing deposits               5,595                                  3,842
Other liabilities                           1,008                                    711
                                         --------                               --------
Total liabilities                          65,332                                 30,213
Stockholders' equity                       24,431                                 25,139
                                         --------                               --------
 Total liabilities and equity            $ 89,763                               $ 55,352
                                         ========                               ========
Net interest spread (2)                                                2.52%                              1.80%
Net interest income and net
  interest margin (3)                                 $  3,409         4.07%    $  1,147                  4.24%

   (1) Loans receivable include nonaccrual loans for which accrual of interest has not been recorded. See Note 1 of the Financial Statements, "Income Recognition on Impaired and Nonaccrual Loans"

   (2) Net interest spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

   (3) Net interest margin represents the net interest income divided by average interest-earning assets.

                    RATE, VOLUME, AND TIME VARIANCE ANALYSIS

                        Year Ended December 31, 1998 vs.
                            Six Month Ten Day Period
                             Ended December 31, 1997

 (In thousands)                        Volume           Rate            Time          Total
                                      Variance        Variance        Variance       Variance
                                     ---------------------------------------------------------
 Interest Income:
Loans receivable                      $ 3,163         $    23         $   728        $ 3,914
Investment securities                     559             (57)            345            847
Federal funds sold                       (624)             (5)            524           (105)
                                     ---------------------------------------------------------
   Total interest income                3,098             (39)          1,597          4,656
                                     ---------------------------------------------------------
Interest Expense:
Savings and interest-bearing
  demand deposits and other               316              41             151            508
Time deposits                           1,397              19             451          1,867
Borrowed funds                              5              --               5             10
Repurchase agreements                       9              --              --              9
                                     ---------------------------------------------------------
   Total interest expense               1,727              60             607          2,394
                                     ---------------------------------------------------------
Increase (decrease) in net interest
   income                             $ 1,371         $   (99)        $   990        $ 2,262
                                     =========================================================

Note: The rate and volume variance for each category has been allocated on a consistent basis between rate and volume variances, based on a percentage of rate, or volume, variance to the sum of the absolute two variances. The time variance is based on 194 days of operations for the 1997 period.


PROVISION FOR LOAN LOSSES. The provision for loan losses is the amount charged against earnings for the purpose of establishing an adequate allowance for future loan losses. Loan losses are, in turn, charged to this allowance rather than being reported as a direct expense. In 1998 and 1997, $752,000 and $270,000, respectively, were expensed as loan loss provisions. The amount of the allowance for loan losses is established based on management's estimate of the inherent risks associated with lending activities, estimated fair value of collateral, past experience and present indicators such as delinquency rates and current market conditions. This estimate is regularly reviewed and modified, as necessary. Due to the Bank's limited operating history, this allowance is recorded primarily based on industry practices and consideration of local economic factors. The allowance for loan losses was $1,138,000 and $427,000 on December 31, 1998 and 1997, respectively, and represented approximately 1.40% and 1.58% of total loans outstanding on those dates. During 1998, the Bank charged off $41,000 in loans, net of $8,000 in recoveries. Charge-offs in 1997 amounted to $6,000 and there were no recoveries.

Management has allocated the allowance for loan losses by category. This allocation is based on management's assessment of the risk associated with the different types of lending activities and is not intended to be management's judgement as to future loan losses by loan type.

                                           At December 31,
                           ------------------------------------------------
(In thousands)                     1998                      1997
                           ------------------------------------------------
                           Allowance  Loans % to     Allowance  Loans % to
                            Amount    Total Loans      Amount   Total Loans
                           ------------------------------------------------
Commercial                 $  809         76%         $  125        54%
Consumer                       89          9              89        37

Residential mortgages          79          3              25         9

Equity lines                    7         12              --        --
Unallocated                   154         --             227        --
                           ------------------------------------------------
                           $1,138        100%         $  427       100%
                           ================================================

The following table shows changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off by loan category and additions to the allowance which have been charged to operating expenses.

                       Analysis of Reserve for Loan Losses

                                                                               As of Or For the
                                                                                 Periods Ended
                                                                                 December, 31
                                                                              -----------------
(In thousands)                                                                  1998       1997
                                                                              -----------------
     Average amount of loans outstanding, net of unearned income              $53,679    $17,641

     Amount of loans outstanding at period end, net of unearned income         81,434     27,066

Reserve for loan losses:
     Balance at beginning of period                                           $   427    $    --
     Adjustment for loans acquired
                                                                                   --        163
     Loans charged off:
        Commercial                                                                 35         --
        Consumer                                                                   14          6
                                                                              ------------------
           Total charge-offs                                                       49          6
                                                                              ------------------
     Recoveries of loans previously charged off
        Consumer                                                                    8         --
                                                                              ------------------
           Total charge-offs                                                        8         --
                                                                              ------------------
     Net loans charged off                                                         41          6
                                                                              ------------------
     Provision for loan losses                                                    752        270
                                                                              ------------------
     Balance at December 31                                                   $ 1,138    $   427
                                                                              ==================

     Ratio of net chargeoffs to average loans outstanding during the period      0.09%      0.03%
                                                                              ==================


The following table shows the total of the nonperforming assets and impaired loans in the Bank's portfolio as of December 31, 1998. There were no such assets or loans at December 31, 1997.

(In thousands)
Nonperforming assets:
     Nonaccrual loans - Commercial                   $  75
                                                     =====
Nonperforming assets to:
     Loans outstanding at end of year                 0.09%
     Total assets at end of year                      0.06%

Impaired loans - Commercial                          $ 479
                                                     =====


NONINTEREST INCOME. Noninterest income increased 335%, from $147,000 in 1997 to $640,000 and in 1998. This increase is attributable primarily to the increase in the number of months of operation for the related periods and to the increase in deposit and loan bases on which fees are charged. Fees associated with service charges on deposit accounts increased from $101,000 to $275,000. During 1998, the Bank began to originate mortgage loans for other financial institutions. Fees associated with this program resulted in an additional $290,000 in other noninterest income during the year. In addition, the Bank realized a gain of $60,000 on the sale of investment securities during 1998. There were no securities gains or losses taken in 1997.

NONINTEREST EXPENSE. Noninterest expense represents the overhead expenses of the Bank. Management monitors all categories of noninterest expense in an attempt to improve productivity and operating performance. Noninterest expense increased 153% from $1.7 million in 1997 to $4.4 million in 1998. This increase is attributable primarily to the increase in the number of months of operation for the related periods and to the increase in branch locations and the related increase in salaries and other overhead costs as a result of the growth of the Bank. In addition to the effect the short year had on 1997, the following categories of expenses and related causes for increases are discussed as follows.

Salary and benefit expense increased from $817,000 in 1997 to $2.1 million in 1998 as new personnel were hired for the new branches and departments added during the year. Occupancy expense increased from $99,000 to $341,000 during 1998, primarily as a result of lease expenses associated with new locations. Furniture and equipment expense increased from $62,000 in 1997 to $232,000 in 1998 due to the increase in these assets needed for the new locations. Other operating expenses increased from $276,000 in 1997 to $682,000 in 1998 also as a result of the growth of the Bank.

During 1998, the Bank incurred certain nonrecurring expenses of approximately $204,000 associated with a pending merger with another financial institution. See Note 2 to the Financial Statements for additional information.

PROVISION FOR INCOME TAXES. No federal or state income tax expense resulted from either period due to the generation of net operating losses and the establishment of a valuation allowance against deferred tax assets.

FINANCIAL CONDITION The Bank's financial condition is measured in terms of its asset and liability composition, asset quality, capital resources, and liquidity. The growth and composition of assets and liabilities during 1998 and the second half of 1997 reflected generally favorable economic conditions. The Bank is not engaged in investment strategies involving derivative financial instruments. Asset and liability management is conducted without the use of forward-based contracts, options, swap agreements, or other synthetic financial instruments derived from the value of an underlying asset, reference rate, or index.

ASSETS Total assets were $120.8 million and $68.9 million at December 31, 1998 and 1997, respectively. The increase in total assets of $51.9 million, or 75.4% reflects the strong growth trend of the Bank since it's incorporation in 1997. The largest component of asset growth was the increase in loans.

Total liabilities increased from $43.9 million in 1997 to $96.9 million in 1998. The primary cause for the increase between the periods is an increase in deposits.

Stockholders' equity decreased from $25.0 million in 1997 to $23.9 million in 1998. The decrease is due to the increase in the accumulated deficit as a result of the current period net loss.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents, including noninterest bearing and interest bearing cash and federal funds sold, decreased from $19.4 million in 1997 to $13.5 million in 1998. The decrease reflects the Bank's cash requirements needed to fund new loans during the year and the Bank's ability to shift the proceeds received from the initial public offering into higher yield loans as opposed to lower yield federal funds.

LOAN PORTFOLIO. Total gross loans were $81.5 million and $27.1 million as of December 31, 1998 and 1997. Continued low interest rates during 1998 and 1997, coupled with strong economic growth in the greater Raleigh (including Wake County) and Sanford areas, were key factors in the growth of the loan portfolio during those periods. At December 31, 1998, commercial loans, real estate loans, consumer loans, and equity lines were $62.2 million, $2.1 million, $7.4 million, and $9.8 million, respectively. At

December 31, 1997, commercial loans, real estate loans, consumer loans, and equity lines were $14.7 million, $2.3 million, $4.0 million and $6.1 million, respectively. The commercial loan portfolio is comprised mainly of loans to small businesses and there were no significant concentrations of credit. The following tables reflects the maturities of the commercial loan portfolio and the mix of the commercial loans that mature greater than one year in the loan portfolio between fixed rate and adjustable rate notes.

             (In thousands)
             Commercial loans:
                 Due within one year                           $22,295
                 Due one through five years                     31,508
                 Due after five years                            8,393
                                                               -------
                                                               $62,196
                                                               =======

             Commercial loans due after 1 year:
                 Fixed rate                                    $17,373
                 Variable rate                                  22,528
                                                               -------
                                                               $39,901
                                                               =======

Although there were no large concentrations of credit to any particular industry, the economic trends of the area served by the Bank are influenced by the significant industries within the region. Virtually all the Bank's business activity is with customers located in the Raleigh and Sanford areas. The ultimate collectibility of the Bank's loan portfolio is susceptible to changes in the market conditions of this geographic region.

The Bank uses a centralized risk management process to insure uniform credit underwriting that adheres to Bank policy. Lending policies are reviewed on a regular basis to confirm that the Bank is prudent in setting its underwriting criteria. Credit risk is managed through a number of methods including loan grading of commercial loans, committee approval of larger loans, and class and purpose coding of loans. Management believes that early detection of credit problems through regular contact with the Bank's clients coupled with consistent reviews of the borrowers' financial condition are important factors in overall credit risk management.

Management charged off $41,000 and $6,000 of loans, net of recoveries, as uncollectible during 1998 and 1997, respectively. At December 31, 1998, the allowance for loan losses as a percentage of' total loans was 1.40%. Management believes the allowances for loan losses of $1.1 million provides adequate coverage of the potential exposure in the loan portfolio.

INVESTMENT SECURITIES. Investment securities represent the second largest component of earning assets. On December 31, 1998 and 1997, investments, including securities available for sale and securities held to maturity totaled $22.0 million and $19.5 million, respectively. At December 31, 1998, 90% was classified as "available for sale" with the remaining 10% classified as "held to maturity". This distribution allows flexibility in the management of interest rate risk, liquidity, and loan portfolio growth. The following table reflects the debt securities by contractual maturities as of December 31, 1998. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                     SECURITIES AVAILABLE FOR SALE PORTFILIO

(In thousands)                  1 Year or Less      1 - 5 Years        5 or More Years           Total
                             ------------------------------------------------------------------------------
                               Amount     Yield    Amount     Yield    Amount     Yield    Amount     Yield
                             ------------------------------------------------------------------------------
Obligations of US
  Government Agencies        $   990       4.90%   $ 7,054    5.90%    $ 1,963    6.35%    $10,007    5.89%
Mortgage Backed Securities        --      --         1,201    6.13%      8,538    5.96%      9,739    5.98%
                             -------               -------             -------             -------
                             $   990               $ 8,255             $10,501             $19,746
                             =======               =======             =======             =======

                      SECURITIES HELD TO MATURITY PORTFILIO

(In thousands)                  1 Year or Less      1 - 5 Years        5 or More Years           Total
                             ------------------------------------------------------------------------------
                               Amount     Yield    Amount     Yield    Amount     Yield    Amount     Yield
                             ------------------------------------------------------------------------------
Obligations of US
  Government Agencies         $   --       --      $2,000     6.35%    $  --       --      $2,000     6.35%
                              =======              ======              ======              ======

MONEY MARKET INVESTMENTS AND FEDERAL FUNDS. At year-end 1998 and 1997, the Bank had $4.5 million and $16.8 million in short-term money market investments and federal funds.

LIABILITIES During 1998 and 1997, the Bank relied on deposits and excess liquidity to fund its earning assets.

DEPOSITS. Total deposits increased from $43.4 million at December 31, 1997 to $88.6 million at December 31, 1998. Of these amounts, $7.5 million and $6.1 million were in the form of non-interest bearing demand deposits at December 31, 1998 and 1997, respectively, and $81.1 and $37.3 million were in the form of interest bearing deposits at December 31, 1998 and 1997, respectively. Balances in certificates of deposit of $100,000 and over were $11.6 million and $3.9 million at year-end 1998 and 1997, respectively.

The following table reflects the maturities of certificates of deposit of $100,000 and over as of December 31, 1998.

Maturity
(In thousands)
Three months or less                                    $4,532
Over three months to six months                          2,546
Over six months to twelve months                         4,013
Over twelve months to twenty-four months                   529
                                                     ----------
                                                       $11,620
                                                     ==========


DEBT. At December 31, 1998, the Bank has an outstanding advance with the Federal Home Loan Bank for $5.0 million. See Note 8 of the Financial Statements for details regarding this advance. The Bank had no short-term or long-term borrowings on December 31, 1997.

CAPITAL RESOURCES In June 1997, the Bank completed its initial public offering of common stock. The offering, net of issuance costs, raised $26.0 million dollars. Total shareholders' equity for 1998 and

1997, excluding unrealized gains on available for sale securities of $112,000 and $5,000, respectively, was $23.8 million and $25.0 million, respectively. The North Carolina Banking Commission and the FDIC prohibit the payment of any dividends during the Bank's first three years of operation. Accordingly, the Bank did not pay any dividends to its shareholders during 1998 or 1997. It is not likely the Bank will declare or pay cash dividends in the foreseeable future since earnings, if any, would be used to support growth in earning assets and the opening of branch locations, should such action be pursued. At December 31, 1998, the Bank had a leverage ratio of 19.8%, a Tier 1 capital ratio of 24.5%, and a risk based capital ratio of 25.8%. These ratios far exceed the federal regulatory minimum requirements for a "well capitalized" bank.

ASSET/LIABILITY MANAGEMENT Asset/liability management functions to maximize profitability within established guidelines for interest rate risk, liquidity, and capital adequacy. Measurement and monitoring of liquidity, interest rate risk, and capital adequacy are performed centrally through the Asset/Liability Management Committee, and reported under guidelines established by management, the Board of Directors and regulators. Oversight on asset/liability management matters is provided by the Board of Directors through its Asset/Liability Management Committee.

The Bank had $13.5 million in its most liquid assets, cash and cash equivalents at December 31, 1998. The Bank's principal sources of funds are deposits, short-term borrowings and capital. Core deposits (total deposits less certificates of deposits in the amount of $100,000 or more), one of the most stable sources of liquidity, together with equity capital funded 83.5% of total assets at December 31, 1998. In addition, Capital had an additional $2.4 million remaining on it's line of credit with Federal Home Loan Bank of Atlanta and has the ability to take advantage of various funding programs available from that resource.

EFFECTS OF INFLATION The financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historic dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The rate of inflation has been relatively moderate over the past few years. However, the effect of inflation on interest rates can materially impact bank operations, which rely on the spread between the yield on earning assets and rates paid on deposits and borrowings as the major source of earnings. Operating costs, such as salaries and wages, occupancy and equipment costs, can also be negatively impacted by inflation.

RECENT ACCOUNTING DEVELOPMENTS Please refer to Note 1 of the Bank's financial statements for the year ended December 31, 1998 for a discussion of recent accounting developments.

YEAR 2000 As the Year 2000 approaches, an important business issue has evolved regarding whether or not existing computer systems and other operating systems can process this date value properly. The problem is the result of computer programs and related logic which use a two digit value to define a particular calendar year (i.e. 99 for 1999). When this logic is used, computer systems can not recognize the two-digit code "00" associated with the Year 2000 as coming after 99. The issue is significant because many computer systems deployed throughout the business world, not just in banks, use software which contain the two digit date logic.

Before it opened in June 1997, Capital Bank's management made the strategic decision to use an outside data processing company (service bureau) to provide computer processing systems for its primary banking products including loans, deposits, ATM's, check processing and general ledger. The computer software used by the service bureau was developed and is maintained by a third party vendor. This same software is used by many banks throughout the country and uses a five-digit date logic designed to avoid the problems associated with the two digit logic discussed above.

In addition to the service bureau, Capital Bank utilizes personal computers configured into five local area networks (LANS) which are, in turn, connected to each other through a wide area network (WAN). All equipment was purchased new in 1997 and has subsequently been tested for Year 2000 readiness by an independent consultant. The test results indicate that all equipment will function properly in the Year 2000.

In addition to the service bureau applications, Capital Bank uses software distributed through the LAN/WAN network for functions such as word processing, E-mail, spreadsheet, teller transactions, document preparation and new account setup. All of these software products are purchased or licensed from third party vendors. It should be noted that Capital Bank does not write or develop any of its own computer applications and all third party vendors have provided Capital Bank with written certification that their software is Year 2000 compliant.

In addition to receiving these assurances from third party vendors, Capital Bank has instituted a Year 2000 compliance program whereby it is reviewing the Year 2000 issue on a comprehensive, company-wide basis. This program is administered by a project team consisting of executive and senior management as well as a representative from the Board of Directors. In 1998, Capital Bank completed its assessment of existing computer systems and applications and had identified mission critical applications. Where possible, Capital Bank is developing plans to test these systems and is in the process of reviewing third party test results. However, the Year 2000 is a global issue which extends beyond the control of Capital Bank and may effect the providers of services such as power and telecommunications. These services are critical to the ongoing operations of Capital Bank and in the unlikely event of an interruption in these services, it is management's opinion that such a failure will be quickly resolved. As testing of Capital Bank's mission critical systems is completed, Capital Bank will develop detailed contingency plans as necessary for each system. Capital Bank has developed a general business resumption contingency plan which provides for the implementation of manual processes on a temporary basis should any computer application malfunction on or after January 1, 2000. Capital Bank has budgeted $43,000 for the Year 2000 program and has spent approximately $17,000 to date.

AS A LENDING INSTITUTION, CAPITAL BANK IS EXPOSED TO POTENTIAL RISK IF BORROWERS SUFFER YEAR 2000 RELATED DIFFICULTIES AND ARE UNABLE TO REPAY THEIR LOANS. IN JULY 1998, CAPITAL BANK SENT INFORMATIONAL MATERIAL AND A YEAR 2000 QUESTIONNAIRE TO ALL LARGE BORROWERS WHICH FOCUSED ON THEIR YEAR 2000 READINESS. DURING THE THIRD QUARTER 1998, CAPITAL BANK'S LOAN OFFICERS AND ACCOUNT MANAGERS MET WITH THESE CUSTOMERS TO PERSONALLY REVIEW THE ANSWERS TO THESE QUESTIONNAIRES AND TO DISCUSS THE IMPACT OF THE YEAR 2000 ON THEIR OPERATIONS. CAPITAL BANK IS CURRENTLY EVALUATING THE INFORMATION OBTAINED FROM THESE MEETINGS IN ORDER TO DETERMINE WHAT IMPACT, IF ANY, THE YEAR 2000 WILL HAVE ON THEIR FINANCIAL PERFORMANCE AND THEIR ABILITY TO MAKE LOAN PAYMENTS. THUS FAR NONE OF CAPITAL BANK'S BORROWERS HAVE REPORTED THE EXPECTATION OF MATERIAL ADVERSE IMPACTS AS A RESULT OF THE YEAR 2000 ISSUE.

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

Based on the information now available, Capital Bank anticipates that the systems it uses will properly process dates in the Year 2000 and beyond and that the costs incurred in achieving full Year 2000 compliance will not be material to Capital Bank's business, financial condition or results of operation.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK Capital Bank utilizes an outside asset liability management advisory firm to help management evaluate interest rate risk and develop asset/liability management strategies. One tool used is a computer simulation model which projects the Banks performance under different interest rate scenarios. Analyses are prepared quarterly which evaluate the Banks performance in a base strategy which reflects the Bank's 1998 and 1999 operating plan. Three interest rate scenarios (Flat, Rising and Declining) are applied to the base strategy to determine the effect of changing interest rates on net interest income. The December 31, 1998 analysis of Capital Bank shows it to be "asset sensitive".

For the upcoming twelve month period in the Flat rate scenario, Capital Bank is projected to earn $5.9 million in net interest income. In the Rising rate scenario, which contemplates a 300 basis point increase in interest rates over a twelve month period, the bank is expected to see its annualized net interest income improve by $155,000, or 2.64%. Conversely, the bank will see a decline in earnings of $171,000, or 2.91%, if rates declined 300 basis points.


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STOCK MARKET INFORMATION

Capital Bank common stock commenced trading on the OTC Bulletin Board on July 22, 1997 under the symbol "CBKN" and on December 18, 1997 was listed on the NASDAQ Small Cap Market under the symbol "CBKN." On February 8, 1999, there were approximately 872 shareholders of record and 1,684 beneficial holders of stock. The following table sets forth market prices per share of common stock for the periods indicated. The price ranges reflect the high and low sales price of actual transactions.

                  1998          HIGH       LOW     CLOSE
            First Quarter     16        12 3/4    15 3/4
            Second Quarter    18 1/8    15 1/2    16 3/4
            Third Quarter     16 3/4    12        12 3/4
            Fourth Quarter    13        10 1/2    11

                  1997        HIGH      LOW       CLOSE
            Third Quarter     13 1/8    11 3/4    12 1/4
            Fourth Quarter    13 1/2    11 3/8    13

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